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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

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                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                WPP GROUP PLC
                  (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                   27 Farm Street, London, W1X 6RD, England
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F   X      Form 40-F
                                    -----              -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No   X
                                    -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -----

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                               SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 29, 2000                WPP GROUP PLC
                                       (Registrant)

                                       By:  /s/ Paul W.G. Richardson
                                           ------------------------------------
                                           Name:  Paul W.G. Richardson
                                           Title: Group Finance Director
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                            EXHIBIT INDEX

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
Exhibit No.         Description
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
  99.1       Listing Particulars

  99.2       Circular and Notice of Extraordinary
             General Meeting

  99.3       Proxy Card
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